
June 5, 2025

Richard Paolone
Interim Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

      Re: Entero Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 16, 2025

Dear Richard Paolone:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Ross Carmel, Esq.